EXHIBIT 11

S T E R L I N G B A N C O R P A N D S U B S I D I A R I E S
S T A T E M E N T R E C O M P U T A T I O N O F P E R S H A R E E A R N I N G S

	Years Ended December 31,

	2006	2005	2004

Net income from continuing operations available to common shareholders	$20,998,725	$23,462,709	$22,674,326
(Loss) income from discontinued operations	(603,753)	564,116	1,929,747
Loss on sale of discontinued operations	(9,634,911)	—	—

Net income available for common shareholders and adjusted for diluted computation	$10,760,061	$24,026,825	$24,604,073

Weighted average common shares outstanding	18,734,610	19,164,498	19,146,561
Add dilutive effect of:
Stock options[1]	530,483	598,854	854,405
Convertible preferred stock	—	—	34,528

Adjusted for assumed diluted computation	19,265,093	19,763,352	20,035,494

Income from continuing operations, per average common share:
Basic	$1.12	$1.22	$1.19
Diluted	1.09	1.19	1.13
Net income, per average common share:
Basic	0.57	1.25	1.29
Diluted	0.56	1.22	1.23

[1]
Options issued with exercise prices greater than the average market price of the common shares for each  of the years ended December 31, 2006, 2005 and 2004 have not been included in computation of diluted  EPS for those respective years. As of December 31, 2006, 223,111 options to purchase shares at prices  between $19.50 and $26.94 were not included; as of December 31, 2005, 121,275 options to purchase  shares at prices between $21.93 and $26.94 were not included; as of December 31, 2004, there were no  options excluded.

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